EXHIBIT 99.1

Osisko Development Reports Underground Sampling Results  at Trixie, Tintic Project

154.82 g/t Au and 990.71 g/t Ag over 0.43 m in the T4 Zone

MONTREAL, June 27, 2023 (GLOBE NEWSWIRE) -- Osisko Development Corp. (NYSE: ODV, TSXV: ODV) ("Osisko Development" or the "Company") is pleased to announce underground sampling results from its ongoing exploration program at its 100%-owned Trixie test mine ("Trixie"), within the Company's wider Tintic Project ("Tintic" or the "Tintic Project"), located in the historic East Tintic Mining District in central Utah, U.S.A.

Chris Lodder, President of Osisko Development, commented, "The underground face chip sampling at Trixie continues to define mineralized zones, namely below the main 625 level and into the 750 level at Trixie, and further to the south of the deposit closer to the Sioux Ajax fault within our current drill areas. These results will assist in furthering our knowledge of the extents of the deposit and improve our targeting in our underground exploration program at Trixie."

DRILL ASSAY HIGHLIGHTS

This news release includes assays from 444 underground exploration face, back and rib chip samples from 130 chips strings in development at Trixie (refer to Table 1). Select assay highlights include:

  58.43 grams per tonne ("g/t") gold ("Au") and 551.10 g/t silver ("Ag") over 0.30 meters ("m") in CH01357 (1.70 troy ounce per short ton ("oz/t") Au and 16.07 oz/t Ag over 1.00 feet ("ft.")
  47.69 g/t Au and 214.33 g/t Ag over 0.46 m in CH01358 (1.39 oz/t Au and 6.25 oz/t Ag over 1.50 ft.)
  15.36 g/t Au and 56.34 g/t Ag over 3.02 m in CH01366 (0.45 oz/t Au and 1.64 oz/t Ag over 9.90 ft.) including 37.95 g/t Au and 128.87 g/t Ag over 0.79 m (1.11 oz/t Au and 3.76 oz/t Ag over 2.60 ft)
  154.82 g/t Au and 990.71 g/t Ag over 0.43 m in CH01394 (4.52 oz/t Au and 28.90 oz/t Ag over 1.40 ft)
  25.64 g/t Au and 138.26 g/t Ag over 0.61 m in CH01399 (0.75 oz/t Au and 4.03 oz/t Ag over 2.00 ft)
  74.05 g/t Au and 351.18 g/t Ag over 0.15 m in CH01401 (2.16 oz/t Au and 10.24 oz/t Ag over 0.50 ft)
  20.81 g/t Au and 558.21 g/t Ag over 0.30 m in CH01445 (0.61 oz/t Au and 16.28 oz/t Ag over 1.00 ft)
  13.94 g/t Au and 640.46 g/t Ag over 0.30 m in CH01450 (0.41 oz/t Au and 18.68 oz/t Ag over 1.00 ft)
  10.18 g/t Au and 300.79 g/t Ag over 0.61 m in CH01501 (0.30 oz/t Au and 8.77 oz/t Ag over 2.00 ft)
  7.85 g/t Au and 497.81 g/t Ag over 0.91 m in CH01502 (0.23 oz/t Au and 14.52 oz/t Ag over 3.00 ft)

CHIP SAMPLE RESULTS SUMMARY

  A total of 444 underground exploration face, back and rib chip samples were collected in 130 chips strings in development at Trixie.
  Chip samples were collected from the T2 structure and T4 stockwork on the 625 and 750 levels.
  Samples on the 750 level assayed 20.81 g/t Au and 558.21 g/t Ag over 0.30 m and additional cross cuts are recommended for this area.
  Sampling on the 625 level focussed on development to the south towards the Sioux Ajax fault (Figure 2) and the majority of the sampling was within the T4 zone to avoid historical workings intersected in late 2022.
  Samples to the south of the current Trixie Mineral Resource Estimate ("Trixie MRE") are located in a crosscut in the T4 zone where underground diamond drilling is ongoing. Chip samples in this area assayed 10.18 g/t Au and 300.79 g/t Ag over 0.61 m and 12.38 g/t Au and 19.34 g/t Ag over 1.22 meters. See below under the heading "About Trixie" for details of the Tintic Technical Report (as defined herein).
  These sampling results will provide valuable data to improve our understanding and the confidence level of the mineralized zones defined in the Trixie MRE and to support a future mineral resource estimate update.

Face Sampling Methodology

As most structures at Trixie are steeply dipping to the east or west, current sampling procedures are designed to sample the structure. Chip samples are collected and do not exceed 1.0 m (3 ft.) in length. The face is washed for safety, and for better identification of mineralization, alteration and structures. The hanging wall and footwall of the structures are marked up on the face and back, samples intervals are marked up and follow lithological contacts.

About Trixie

The Trixie test mine is one of several gold and base metal targets within the larger Tintic Project consisting of >17,000 acres of patented mining claims and mineral leases within the historic East Tintic Mining District of Central Utah, U.S.A. The T2 and T4 structures at Trixie show multi-ounce gold grades associated with high sulphidation epithermal mineralization, structurally controlled and hosted within quartzites. The T2 structure mineralization consists of native Au, and rare Au-Ag – rich telluride minerals with quartz. The T4 is a mineralized stockwork zone is located in the hanging wall of the T2 and is comprised of Au-Ag rich mineralization in host rock quartzite with quartz-barite-sulphosalt stockwork veining. Mineralization reports consistent multi-ounce gold grades along the entire strike length.

A 3D model and virtual site tour of Trixie and the wider Tintic Project is accessible on the Company's VRIFY page at: https://vrify.com/decks/12801.

Information relating to the Tintic Project and the Trixie MRE is supported by the technical report titled "NI 43-101 Technical Report, Initial Mineral Resource Estimate for the Trixie Deposit, Tintic Project, Utah, United States of America", dated January 27, 2023 (with an effective date of January 10, 2023) prepared for the Company by independent representatives of Micon International Limited (the "Tintic Technical Report"). Reference should be made to the full text of the Tintic Technical Report, which was prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and is available electronically on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under Osisko Development's issuer profile and on the Company's website at www.osiskodev.com.

Figure 1: Trixie Project Area

TRIXIE LONG SECTION

LOOKING EAST

OSISKO DEVELOPMENT

N
S
TRIXIE PORTAL
MAIN SHAFT
VENT SHAFT
PROP DECLINE
625L
750L
900L
1050L
1200L
1350L
EUREKA STD MINE
EUREKA STANDARD FAULT
TRIXIE FAULT
SIOUX AJAX FAULT
UNTESTED
UNTESTED
Exploration targets for epithermal gold in quartzites, adjacent to historic mine workings, along fissure zones/faults and contact with Ophir shale.
VOLCANICS
SEDIMENTS/ LIMESTONE
TINTIC QUARTZITE
Au MINERALIZATION
STRUCTURE
SHAFT
STOPES
CURRENT TRIXIE MRE OUTLINE
EXPLORATION TARGET AREAS
0
1000 ft

Figure 2: Trixie Long Section

Figure 3: Trixie Long Section Sample Highlights

Table 1: Chip Length Weighted Assay Composites at Trixie

		METRIC					IMPERIAL
Hole ID		Depth from (m)	Depth to (m)	Length (m)	Au (g/t)	Ag (g/t)	Depth from (ft.)	Depth to (ft.)	Length (ft.)	Au (oz/t)	Ag (oz/t)	Target
CH01357		0.00	0.30	0.30	58.43	551.10	0.00	1.00	1.00	1.70	16.07	T4 625
CH01358		5.21	5.67	0.46	47.69	214.33	17.10	18.60	1.50	1.39	6.25	T4 625
CH01365		2.44	2.83	0.40	5.18	11.42	8.00	9.30	1.30	0.15	0.33	T4 625
CH01366		0.85	3.87	3.02	15.36	56.34	2.80	12.70	9.90	0.45	1.64	T4 625
CH01366	Including	2.07	2.87	0.79	37.95	128.87	6.80	9.40	2.60	1.11	3.76	T4 625
CH01387		0.91	1.83	0.91	11.90	33.67	3.00	6.00	3.00	0.35	0.98	T4 625
CH01390		0.94	1.62	0.67	5.45	50.94	3.10	5.30	2.20	0.16	1.49	T4 625
CH01392		1.49	1.74	0.24	3.19	70.52	4.90	5.70	0.80	0.09	2.06	T4 625
CH01393		0.00	0.61	0.61	8.40	49.26	0.00	2.00	2.00	0.24	1.44	T4 625
CH01394		3.05	3.47	0.43	154.82	990.71	10.00	11.40	1.40	4.52	28.90	T4 625
CH01395		1.34	2.96	1.62	8.94	86.10	4.40	9.70	5.30	0.26	2.51	T4 625
CH01395	Including	1.34	2.26	0.91	12.38	125.61	4.40	7.40	3.00	0.36	3.66	T4 625
CH01398		0.00	0.85	0.85	3.98	85.12	0.00	2.80	2.80	0.12	2.48	T4 625
CH01399		0.00	1.28	1.28	14.53	76.36	0.00	4.20	4.20	0.42	2.23	T4 625
CH01399	Including	0.00	0.61	0.61	25.64	138.26	0.00	2.00	2.00	0.75	4.03	T4 625
CH01401		0.00	0.15	0.15	74.05	351.18	0.00	0.50	0.50	2.16	10.24	T4 625
CH01401		2.41	2.56	0.15	3.39	195.72	7.90	8.40	0.50	0.10	5.71	T4 625
CH01402		1.37	1.74	0.37	7.61	102.64	4.50	5.70	1.20	0.22	2.99	T2 750 L
CH01410		0.00	0.61	0.61	5.55	53.89	0.00	2.00	2.00	0.16	1.57	T2 750 L
CH01423		1.22	1.83	0.61	6.79	52.38	4.00	6.00	2.00	0.20	1.53	750 L
CH01430		0.00	0.52	0.52	18.81	53.46	0.00	1.70	1.70	0.55	1.56	T2 750 L
CH01433		0.00	0.21	0.21	8.88	8.40	0.00	0.70	0.70	0.26	0.24	T2 750 L
CH01436		0.67	0.82	0.15	11.69	56.81	2.20	2.70	0.50	0.34	1.66	T2 750 L
CH01445		0.00	0.30	0.30	20.81	558.21	0.00	1.00	1.00	0.61	16.28	T2 750 L
CH01449		0.00	0.76	0.76	1.02	127.97	0.00	2.50	2.50	0.03	3.73	T4 625
CH01449	Including	0.00	0.30	0.30	2.09	197.29	0.00	1.00	1.00	0.06	5.75	T4 625
CH01450		0.00	0.30	0.30	13.94	640.46	0.00	1.00	1.00	0.41	18.68	T2 750 L
CH01489		0.00	1.10	1.10	7.20	358.76	0.00	3.60	3.60	0.21	10.46	T2 625 L
CH01490		0.00	1.22	1.22	12.38	19.34	0.00	4.00	4.00	0.36	0.56	T2 625 L
CH01491		7.59	7.83	0.24	1.06	70.14	24.90	25.70	0.80	0.03	2.05	T2 625 L
CH01492		1.22	5.12	3.90	0.56	74.97	4.00	16.80	12.80	0.02	2.19	T2 625 L
CH01492	Including	2.50	3.72	1.22	1.06	154.17	8.20	12.20	4.00	0.03	4.50	T2 625 L
CH01501		2.44	3.05	0.61	10.18	300.79	8.00	10.00	2.00	0.30	8.77	T4 625
CH01502		3.05	3.96	0.91	7.85	497.81	10.00	13.00	3.00	0.23	14.52	T4 625
CH01503		3.05	4.57	1.52	3.50	16.52	10.00	15.00	5.00	0.10	0.48	T4 625
CH01505		0.00	0.18	0.18	1.51	419.92	0.00	0.60	0.60	0.04	12.25	T4 625
CH01507		0.00	3.66	3.66	2.06	216.71	0.00	12.00	12.00	0.06	6.32	T4 625
CH01507	Including	0.00	0.30	0.30	2.54	1299.31	0.00	1.00	1.00	0.07	37.90	T4 625
CH01507	and	0.30	1.22	0.91	2.57	304.63	1.00	4.00	3.00	0.07	8.88	T4 625
CH01509		0.00	0.49	0.49	6.21	284.68	0.00	1.60	1.60	0.18	8.30	T2 625 L
CH01511		0.00	0.91	0.91	4.77	15.15	0.00	3.00	3.00	0.14	0.44	T2 625 L

Qualified Persons

The scientific and technical information contained in this news release has been reviewed and approved by Maggie Layman, P.Geo., Vice President, Exploration of Osisko Development, and a "qualified person" within the meaning of NI 43-101.

Quality Assurance (QA) – Quality Control (QC)

All underground face samples are collected by Company geologists from each of the active mining faces, with samples transported by the geologists from Trixie to the on-site Company laboratory located at the Burgin administrative complex. Underground samples are dried, crushed to <10 mm and a 250 g split is taken. The split is pulverized, and a 30 g Fire Assay with gravimetric finish is completed to determine gold and silver grades, reported in oz/short ton and g/t.

The Company's Burgin laboratory is not a certified analytical laboratory, but the facility is managed by a qualified laboratory manager with annual auditing by technical staff. Inter-laboratory check assays using ALS Laboratory as a third-party independent analysis of samples is routinely carried out as part of ongoing Quality Assurance-Quality Control ("QA/QC") work. Certified OREAS QC standards and blanks are inserted at regular intervals in the sample stream to monitor laboratory performance.

True width determination is estimated to be approximately 0.3 m to 2.4 m (1 to 8 ft.) wide for the T2 structure and approximately 3 m to 25 m (10 to 80 ft.) for the T4 mineralized stockwork zone located in the hanging wall of the T2 structure.

About Osisko Development Corp.

Osisko Development Corp. is a premier North American gold development company focused on high-quality past-producing properties located in mining friendly jurisdictions with district scale potential. The Company's objective is to become an intermediate gold producer by advancing its 100%-owned Cariboo Gold Project, located in central BC, Canada, the Tintic Project in the historic East Tintic mining district in Utah, U.S.A., and the San Antonio Gold Project in Sonora, Mexico. In addition to considerable brownfield exploration potential of these properties, that benefit from significant historical mining data, existing infrastructure and access to skilled labour, the Company's project pipeline is complemented by other prospective exploration properties. The Company's strategy is to develop attractive, long-life, socially and environmentally sustainable mining assets, while minimizing exposure to development risk and growing mineral resources.

For further information, please contact Osisko Development Corp.:

Sean Roosen	Philip Rabenok
Chairman and CEO	Director, Investor Relations
Email: sroosen@osiskodev.com	Email: prabenok@osiskodev.com
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

CAUTIONARY STATEMENTS

Cautionary Statement Regarding Test Mining Without Feasibility Study

The Company cautions that the decision to commence small-scale underground mining activities and batch vat leaching at the Trixie test mine has been made without the benefit of a feasibility study, or reported mineral resources or mineral reserves, demonstrating economic and technical viability, and, as a result there may be increased uncertainty of achieving any particular level of recovery of material or the cost of such recovery. The Company cautions that historically, such projects have a much higher risk of economic and technical failure. Small scale test-mining at Trixie was suspended in December 2022, if and when test mining re-commences there is no guarantee that production will continue as anticipated or at all or that anticipated production costs will be achieved. The failure to continue production may have a material adverse impact on the Company's ability to generate revenue and cash flow to fund operations. Failure to achieve the anticipated production costs may have a material adverse impact on the Company's cash flow and potential profitability. In continuing current operations at Trixie after closing, the Company will not be basing its decision to continue such operations on a feasibility study, or reported mineral resources or mineral reserves demonstrating economic and technical viability. The Company cautions that mining at Trixie could be suspended at any time.

Cautionary Statement to U.S. Investors

The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result reports information regarding mineral properties, mineralization and estimates of mineral reserves and mineral resources, including the information in the Technical Reports, the Financial Statements, MD&A and this news release, in accordance with Canadian reporting requirements, which are governed by NI 43-101. As such, such information concerning mineral properties, mineralization and estimates of mineral reserves and mineral resources, including the information in the Technical Reports, the Financial Statements, MD&A and this news release, is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the U.S. Securities and Exchange Commission ("SEC").

CAUTION REGARDING FORWARD LOOKING STATEMENTS

Certain statements contained in this news release may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. These forward‐looking statements, by their nature, require Osisko Development to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward‐looking statements. Forward‐looking statements are not guarantees of performance. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward‐looking statements. Information contained in forward‐looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management's perceptions of historical trends, current conditions and expected future developments; the utility and significance of historic data, including the significance of the district hosting past producing mines; future mining activities; the unique mineralization at Trixie; the potential of high grade gold mineralization on Trixie; the results (if any) of further exploration work to define and expand mineral resources; the ability of exploration work (including drilling) to accurately predict mineralization; the ability to generate additional drill targets; the ability of management to understand the geology and potential of Trixie; the ability of the Company to expand mineral resources beyond current mineral resource estimates at Trixie; the timing and ability of the Company to complete upgrades to the Trixie MRE (or any subsequent MRE) (if at all); the timing and resumption of test mining activities at Trixie; the information and the scope of the contemplated Trixie MRE (and any subsequent MRE); the impact of the Trixie MRE; the ability of the Company to complete its exploration objectives in 2023 in the timing contemplated (if at all); the ongoing advancement of the Trixie decline; the deposit remaining open for expansion at depth and down plunge; the ability to realize upon any mineralization in a manner that is economic; as well as other considerations that are believed to be appropriate in the circumstances, and any other information herein that is not a historical fact may be "forward looking information". Material assumptions also include, management's perceptions of historical trends, the ability of exploration (including drilling) to accurately predict mineralization, budget constraints and access to capital on terms acceptable to the Company, current conditions and expected future developments, results of further exploration work to define or expand any mineral resources, as well as other considerations that are believed to be appropriate in the circumstances. Osisko Development considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko Development, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko Development and its business. Such risks and uncertainties include, among others, risks relating to capital market conditions and the Company's ability to access capital on terms acceptable to the Company for the contemplated exploration and development at Tintic; the ability to continue current operations and exploration; regulatory framework and presence of laws and regulations that may impose restrictions on mining; the ability of exploration activities (including drill results) to accurately predict mineralization; errors in management's geological modelling; the ability to expand operations or complete further exploration activities, including drilling; property and stream interests in the Tintic Project; the ability of the Company to obtain required approvals and permits; the results of exploration activities; risks relating to exploration, development and mining activities; the global economic climate; metal and commodity prices; fluctuations in the currency markets; dilution; environmental risks; and community, non-governmental and governmental actions and the impact of stakeholder actions. Readers are urged to consult the disclosure provided under the heading "Risk Factors" in the Company's annual information form for the year ended December 31, 2022, as well as the Financial Statements and MD&A for the year ended December 31, 2022, which have been filed on SEDAR (www.sedar.com) under Osisko Development's issuer profile and on the SEC's EDGAR website (www.sec.gov), for further information regarding the risks and other factors applicable to the exploration results. Although the Company's believes the expectations conveyed by the forward-looking statements are reasonable based on information available as of the date hereof, no assurances can be given as to future results, levels of activity and achievements. The Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as required by law. Forward-looking statements are not guarantees of performance and there can be no assurance that these forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Figures accompanying this announcement are available at

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